SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

(Mark One):

☑    ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2000

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ___________ to ________________

Commission file number 000-19147

     A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

COVENTRY HEALTH CARE, INC.
RETIREMENT SAVINGS PLAN
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817

     B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COVENTRY HEALTH CARE, INC.
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817

REQUIRED INFORMATION

     1)   Financial Statements and Schedules (and Notes thereto)

     2)   Consent of Independent Accountants to Incorporation By Reference (attached)

SIGNATURES

     Coventry Health Care, Inc. Retirement Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN
Date: June 26, 2001
	By:	/s/ DALE B. WOLF

Dale B. Wolf, Plan Administrator

	By:	/s/ HARVEY C. DEMOVICK, JR.

Harvey C. DeMovick, Jr., Plan Administrator

Coventry Health Care, Inc. Retirement Savings Plan

Financial Statements
As of December 31, 2000 and 1999
Together with report of independent public accountants

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
Coventry Health Care, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Coventry Health Care, Inc. Retirement Savings Plan (“the Plan”) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Baltimore, Maryland
June 26, 2001

Coventry Health Care, Inc. Retirement Savings Plan

Table of Contents

Statements of net assets available for benefits
As of December 31, 2000 and 1999	............................................................................	1
Statement of changes in net assets available for benefits
For the year ended December 31, 2000	............................................................................	2
Notes to financial statements and schedule
December 31, 2000 and 1999	............................................................................	3
Schedule of assets (held at end of year)
As of December 31, 2000	............................................................................	7

Coventry Health Care, Inc. Retirement Savings Plan

Statements of net assets available for benefits
As of December 31, 2000 and 1999

	2000	1999
Assets:
Investments	$ 94,248,325	$ 75,676,372
Receivables:
Participant contributions	298,131	266,742
Employer contributions	173,904	137,532
Interest	18,869	14,483

Total receivables	490,904	418,757

Total assets available for benefits	94,739,229	76,095,129

Liabilities:
Excess contributions payable	26,350	3,897

Net assets available for benefits	$ 94,712,879	$ 76,091,232

     The accompanying notes are an integral part of these statements.

Coventry Health Care, Inc. Retirement Savings Plan

Statement of changes in net assets available for benefits
For the year ended December 31, 2000

Additions:
Additions to net assets attributed to-
Investment income:
Interest and dividends	$ 539,484
Net appreciation in fair value of investments	19,157,361
Net investment income in pooled separate accounts	(1,542,660)

Total investment income	18,154,185

Contributions:
Participants	8,530,067
Employer, net of forfeitures	3,563,614

Total contributions	12,093,681

Transfers in from other plans	1,348,854

Total additions	31,596,720

Deductions:
Deductions from net assets attributed to-
Benefits paid to participants	(12,661,181)
Administrative expenses	(313,892)

Total deductions	(12,975,073)

Net increase	18,621,647
Net assets available for benefits:
Beginning of year	76,091,232

End of year	$ 94,712,879

     The accompanying notes are an integral part of this statement.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to financial statements and schedule
December 31, 2000 and 1999

1.   Plan description:

The following description of the Coventry Health Care, Inc. Retirement Savings Plan (“the Plan”) is provided for general informational purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document.

General

Coventry Health Care, Inc. and subsidiaries (“the Company”) adopted a savings plan and trust effective April 1, 1998. The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. All employees of the Company are automatically eligible to participate in the Plan upon commencement of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

During 2000, the plan assets of $1,348,854 were transferred into the Plan from the Carelink Health Plans 401(k) plan and the PrimeONE, Inc. Retirement Plan, in conjunction with the acquisitions of Carelink Health Plans and PrimeONE, Inc.

Plan administration

The Bankers Trust Company was appointed trustee for the Plan. The Plan is administered by an employee benefits committee, which is appointed by the Board of Directors of the Company.

Contributions

Eligible employees can contribute an amount up to 15 percent of compensation, as defined by the Plan, subject to certain limitations under the IRC. In addition, the Company provides a matching contribution equal to 100 percent of each participant’s contribution up to a maximum of 3 percent of compensation, and 50 percent of each participant’s contribution in excess of 3 percent up to a maximum of 6 percent of compensation considered, for a maximum matching contribution of 4.5 percent of eligible Plan compensation. Company matching contributions are invested in the Company’s common stock.

Vesting

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of service. Employer matching contributions for participants presently vest over the period listed below.

Less than one year	0%
One year	50%
Two years or more	100%

Benefits

Upon termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. The form of payment is a lump-sum distribution.

Participant accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the participant’s share of the Plan’s income and any related administrative expenses. Allocations are based on the proportion that each participant’s account balance has to the total of all participants’ account balances.

Participant Loans

A participant may borrow a maximum of the lesser of $50,000 or 50 percent of his or her vested account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to five years. The interest rate is determined by the plan administrator based on prevailing market rates available for similar loans from commercial lending institutions and is fixed over the life of the note. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 7 to 11.50 percent.

Forfeitures

During 2000, $737,090 in forfeited non-vested accounts were used to reduce employer contributions. As of December 31, 2000 and 1999, forfeited non-vested accounts available to reduce future employer contributions totaled $27,368 and $5,684, respectively.

2.   Summary of significant accounting policies:

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

New accounting pronouncement

In 1999, the Accounting Standards Executive Committee issued Statement of Position (“SOP”) 99-3, “Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters”, which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. The SOP has been adopted for all years presented.

Income recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Investment valuation

Investments of the Plan are stated at fair market value based on quoted market prices or quoted net asset values on the last business day of the Plan year. Participant loans are valued at cost, which approximates fair value.

3.   Investments:

The values of individual investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2000 and 1999, are as follows:

	2000		1999

Principal Money Market Separate Account	$ *		$ 4,316,202
Principal Stock Index 500 Separate Account	14,150,949		17,850,922
Vanguard Asset Allocation Fund	7,275,366		8,675,883
Vanguard Growth & Income Fund	7,560,645		8,751,378
Vanguard PRIMECAP Fund	5,967,086		5,037,334
Vanguard U.S. Growth Fund	*		4,744,181
Coventry Health Care, Inc. Common Stock	27,421,769	**	6,240,813	**

*  Investment represents less than 5 percent of the Plan’s net assets for the period presented.

**  Nonparticipant-directed

During 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $17,614,701 as follows:

Pooled separate accounts	$ (1,542,660)
Mutual funds	(1,228,041)
Common stock	20,385,402

$ 17,614,701

4.   Nonparticipant-directed investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,

	2000	1999

Coventry Health Care, Inc. Common Stock	$ 27,421,769	$ 6,240,814

Year Ended December 31, 2000

Changes in net assets:
Contributions	$ 3,784,632
Net appreciation	20,385,402
Benefits paid to participants	(2,129,343)
Administrative expenses	(54,995)
Transfers to participant-directed investments	(804,741)

$ 21,180,955

5.   Related-party transactions:

Certain of the Plan’s administrative functions are performed by Principal Life Insurance Company (“PLIC”). In addition, certain Plan investments are shares of pooled separate accounts managed by PLIC. Therefore, transactions with PLIC qualify as party-in-interest transactions.

6.   Tax status:

The Plan has not yet received a determination letter from the Internal Revenue Service stating that the Plan, as designed, is in compliance with the applicable requirements of the IRC. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the related trust is qualified as tax exempt as of the financial statement date.

7.   Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their account balances.

Coventry Health Care, Inc. Retirement Savings Plan

Schedule of assets (held at end of year)
As of December 31, 2000

Identity of issue, borrower, lessor, or similar party	Description of investment	Current value

Participant-directed investments:
Principal Life Insurance Company:*
Guaranteed Interest Accounts	Fixed income fund	$ 1,200,228
Money Market Separate Account	Money market	4,625,538
Government Securities Separate Account	U.S. government bond fund	918,595
Bond & Mortgage Separate Account	Fixed income fund	3,502,671
Stock Index 500 Separate Account	Equity mutual fund	14,150,950
Mid Cap Stock Index	Equity mutual fund	420,845
Small Cap Stock Index	Equity mutual fund	189,072
Medium Company Value Separate Account	Equity mutual fund	2,306,542
Small Company Growth Separate Account	Equity mutual fund	1,454,779
International Stock Separate Account	Equity mutual fund	3,157,858
Neuberger & Berman Genesis Trust	Equity mutual fund	2,744,961
Invesco Dynamics	Equity mutual fund	1,190,703
T. Rowe Price Mid-Cap Growth Fund	Equity mutual fund	4,195,629
Fidelity Adv. Equity Growth	Equity mutual fund	533,168
Vanguard Asset Allocation Fund	Mixed mutual fund	7,275,366
Vanguard Growth & Income Fund	Equity mutual fund	7,560,645
Vanguard PRIMECAP Fund	Equity mutual fund	5,967,086
Vanguard U.S. Growth Fund	Equity mutual fund	4,164,620
Participant Loans*	Maturing at various dates; interest rates ranging from 7.00 percent to 11.50 percent	1,267,300

Total participant-directed investments		$ 66,826,556

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value

Nonparticipant-directed investments:
Coventry Health Care, Inc. Common Stock	Common stock	$ 9,199,584	$ 27,421,769

Total investments			$ 94,248,325

* Party-in-interest

     The accompanying notes are an integral part of this schedule.

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

23	Consent of Arthur Andersen LLP.

Exhibit 23

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company’s previously filed Registration Statements on Form S-8 (File No. 333-36735, File No. 333-3958, File No. 333-75615 and File No. 333-57968).

/s/ Arthur Andersen LLP

Baltimore, Maryland
June 26, 2001